SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange
Act of 1934

Kosan Biosciences Incorporated

(Name of Subject Company)

Kosan Biosciences Incorporated

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

50064W 10 7

(CUSIP Number of Class of Securities)

Helen S. Kim

President and Chief Executive Officer

Kosan Biosciences Incorporated

3832 Bay Center Place

Hayward, CA 94545

(510) 732-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Suzanne Sawochka Hooper

Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of the transcript of a conference call held on May 29, 2008.

FINAL TRANSCRIPT

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Conference Call Transcript

KOSN - Bristol-Myers Squibb to Acquire Kosan Biosciences

Event Date/Time: May. 29. 2008 / 10:00AM ET

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FINAL TRANSCRIPT

May. 29. 2008 / 10:00AM ET, KOSN - Bristol-Myers Squibb to Acquire Kosan Biosciences

CORPORATE PARTICIPANTS

Jane Green
Kosan Biosciences - VP Corporate Communications

Helen Kim
Kosan Biosciences - President & CEO

Gary Titus
Kosan Biosciences - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Howard Liang
Leerink Swann - Analyst

Mike King
Rodman & Renshaw - Analyst

Han Li
Stanford Group - Analyst

Derek Jellinek
FIG - Analyst

Ari Hirt
Lawrence Partners - Analyst

Aaron Reames
Wachovia Capital Markets - Analyst

Jerry Tang
Roth Capital Partners - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Kosan Biosciences conference call and webcast. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS)

I will now turn the call over to Jane Green, Vice President, Corporate Communications. Please proceed.

Jane Green - Kosan Biosciences - VP Corporate Communications

Good morning and thank you for joining Kosan’s conference call and webcast. Participating in today’s call are Helen Kim, President and Chief Executive Officer, and Gary Titus, Senior Vice President and Chief Financial Officer, and members of Kosan’s senior management team. Following this introduction, Helen will discuss today’s announcement and then we will open the call to questions.

Please be advised that this conference call contains forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing of the acquisition of Kosan, the potential receipt of milestone and royalty payments under the license agreement, and the further development and potential safety, efficacy, and potential of Kosan’s product candidates.

Words such as will, would, expect, believe, and similar expressions are intended to identify forward-looking statements. Any statements contained in this conference call that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based on Kosan’s current expectations.

Forward-looking statements involve risks and uncertainties. Kosan’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements, as a result of these risks and uncertainties which include, without limitation, the risk that the acquisition of Kosan may not be consummated, as the transaction is subject to certain closing conditions; risks related to Kosan’s dependence on Bristol-Myers Squibb to develop epothilone product, in order for Kosan to receive milestones or royalty payments; and risks related to be uncertain progress and results of Kosan’s preclinical and clinical testing, manufacturing, the effort and expense necessary for further development of Kosan’s product candidates, including the cost of bortezomib; intellectual property matters and Kosan’s dependence on its collaboration with Pfizer for development of the motilin agonist product candidate.

These and other risk factors are discussed under Risk Factors in Kosan’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, and other periodic filings with the SEC. Kosan expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein.

Now I would like to turn the call over to Helen.

Helen Kim - Kosan Biosciences - President & CEO

Good morning, everyone, and thank you for joining us this morning. Today, Kosan and Bristol-Myers Squibb announced that our companies have signed a definitive merger agreement providing for acquisition of Kosan for $5.50 per share. The transaction with a net aggregate purchase price of approximate $190 million after deducting Kosan’s projected net cash and investments as of June 30, 2008, has been unanimously approved by the Boards of Directors of both companies.

Kosan’s management and board strongly support this combination with Bristol-Myers Squibb, a global leader in oncology. We believe that this strategic option provides an excellent opportunity for the full potential of our development and preclinical portfolio to be realized.

For those of you listening to this conference call who have been investors in Kosan, or who have followed the Company’s progress over the years, you know that Kosan has successfully evolved from a research platform to a development company. While we are prepared to meet the many opportunities and challenges that lie ahead of us, we believe that we have reached an important turning point in our growth as an independent company.

Over the last several months, as we have publicly discussed, we have been pursuing partnering strategies to support the future development of our programs. Our conversations with Bristol-Myers Squibb evolve from this strategy. Both companies saw the opportunity for a strategic combination that would meet BMS’s goals and provide a strong transaction that would benefit Kosan’s stockholders.

The acquisition agreement with BMS represents a timely and unique opportunity to place our clinical and preclinical programs and technology assets in the hands of a world-class oncology company. BMS is a leader in development of targeted and cytotoxic therapies, and has a broad cancer portfolio into which Kosan’s programs can be optimized. Bristol-Myers Squibb has experience, know-how and global development and commercialization capabilities to turn our programs into successfully develop products to market, and to do so in a manner that far exceeds what Kosan could achieve on our own.

We also strongly believe that a combination with BMS provides our stockholders with attractive financial terms with an acquisition price of $5.50 per share, representing a premium of approximately 230% to our current stock price. We believe that it is reflective of BMS’s recognition of what we have achieved, the synergies between our clinical and preclinical programs, and their respect for and valuation of our pipeline and technology. BMS was attracted to Kosan by the depth and breadth of our capabilities, including a strong strategic and synergistic set with BMS’s epothilone program, including a robust portfolio of lead molecules and intellectual property estate; Kosan’s leading position in Hsp90 inhibitors, with tanespimycin in a Phase III multiple myeloma program and the breast cancer program; and our earlier stage programs including our motilin agonist program which is currently partnered with Pfizer, and our nuclear exploit inhibitor program, which are indicative of broad applicability of our technology.

In light of the strategic rationale for this transaction and the attractive valuation for Kosan, both of our companies look forward to a timely and efficient stock tender and a closing process.

I would like to take this time to summarize the next steps in the transaction. BMS will commence a cash tender offer today to purchase all of the outstanding shares of Kosan’s common stock for $5.50 per share. The agreement also provides for each Kosan share not tendered in the tender offer to be converted into a right to receive $5.50 per share in cash, and a merger to be completed following the completion of the tender offer.

The closing of the tender offer is subject to customary terms and conditions, including the tender of number of shares that constitutes at least a majority of Kosan’s outstanding shares of common stock on a fully diluted basis and expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act.

Kosan’s directors and executive officers have entered into agreements with BMS pursuant to which they have agreed to tender their shares in connection with a tender offer contemplated by the definitive agreement subject to securities law limitations.

Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close in approximately 30 days, and if the other closing conditions have been completed by this time, the transaction will close shortly thereafter.

Our companies also announced today that we have entered into a license agreement under which Kosan has granted to Bristol-Myers Squibb an exclusive license to Kosan’s epothilone compounds and related intellectual property and data, as well as assignment of Kosan’s epothilone IND applications to BMS. The license agreement will remain in effect between parties in the event that acquisition is not completed.

Under the license agreement, Kosan will receive an upfront payment of $25 million, and it’s entitled to milestone and royalty payments in connection with development of epothilone product candidates, with aggregate milestone payments up to approximately $400 million. We strongly encourage our stockholders to tender their shares in the tender offer, and we fully expect that the acquisition will be completed.

In the unlikely event that the transaction is not completed, the epothilone license agreement will remain to serve as an important transaction, which will enable BMS to license our epothilone program and enable Kosan to benefit financially from the upfront payment milestones and royalties.

In closing, I would like to acknowledge the extraordinary achievements of Kosan’s employees, past and present, for creating a great company with such great potential. Our employees have been through many changes over the last few years, and we appreciate their dedication efforts to discover and develop novel cancer therapies, and to help build value for Kosan. We can think of no better partner than BMS for the assets that our employees have created to ensure that their value will be fully realized.

Our employees have always been dedicated to the goal of improving human health, and we believe that with this transaction, patients will be the true beneficiary of all of our efforts.

We would now like to open the call for questions.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS) Howard Liang of Leerink Swann.

 Howard Liang  - Leerink Swann - Analyst

 Thanks very much and congratulations. My first question is, how did you reach the $5.50 valuation?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 So, Howard, thanks for your question. This is Gary Titus. Just wanted to try to help you address that. Our partner, Bristol-Myers, has looked at Kosan and the value that is inside of Kosan and our entire portfolio, our epothilones, our Hsp90 and other earlier-stage products. And after assessing the value, the commercial opportunity for all of those assets had determined that that was a fair value to offer to the company.

 Howard Liang  - Leerink Swann - Analyst

 How did you decide that was the fair value for the company to be sold?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 The company looked at this internally in a variety of ways as well. I’m not going to go into the details of that at this point, but we did a number of analyses to make sure this was the appropriate offer to accept, and we felt this was a compelling offer.

 Howard Liang  - Leerink Swann - Analyst

 Okay. Can you just talk about sort of the process and genesis of the deal, and I don’t know if you can comment on whether there are competitive bids, and also what is the breakout breakup fee in the agreement?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 So we have looked at this in a variety of ways to make sure that we were doing the appropriate thing for our shareholders. We have evaluated opportunities over a significant period of time in terms of other potential partners that may be interested in Kosan. So as such, we have decided that Bristol’s offer is compelling, and we are going to move forward with that and encourage our shareholders to tender.

In terms of a breakup fee, that will be disclosed at a little bit later time. I don’t believe it has been disclosed this morning yet, but it is typical for a deal of this size.

 Howard Liang  - Leerink Swann - Analyst

 Okay, great. And then on the license agreement on the epothilone, other than the $25 million upfront fee, can you talk more about the sort of structure and sort of give us a sense of the terms and how they compare to the previous Roche deal?

 Helen Kim  - Kosan Biosciences - President & CEO

 So, Howard, I can address that question. So the license agreement involves all of our epothilone assets. As you may know, we have three compounds and a fairly broad intellectual property estate that also includes process and manufacturing IPs. The free compounds are KOS-862 that has been in significant Phase I trials; KOS-1584, which is currently in Phase II study in non-small cell lung cancer. And we have a third generation epothilone 1803 that has finished preclinical development and is ready for IND filing to enter into Phase I clinical trial, and all of these epothilone assets will be under BMS under the license.

In terms of the other terms for - economic terms for the license agreement, as we discussed, $25 million upfront payment. The milestone payments are structured so that for preclinical or the IND ready compound 1803 or other compounds, that new compounds that may arise from some of our IP portfolio has your typical milestone payments that are associated with Phase II, Phase III; filing of market application and approval for other compounds such as 862, 1584, that have already been in Phase I and are in Phase II. The milestone payments are associated with next set of major milestones, including filing of applications and market approval.

 Howard Liang  - Leerink Swann - Analyst

 Okay, great. Thank you very much, and congratulations again.

Operator

 Mike King of Rodman & Renshaw.

 Mike King  - Rodman & Renshaw - Analyst

 Thank you for taking my question. Gary, I wanted to follow up because I really don’t think that your answer to Howard was adequate. I go back and look at what I think are good analogues to Kosan. Conforma was bought for $150 million in cash with a $100 million contingency payment. Serenex was bought by Pfizer for approximate $200 million. And the net present value of the deal between Infinity and MedImmune was worth about $200 million.

So to sell Kosan at this valuation with assets that are more advanced and a broader pipeline doesn’t make a lot of sense to me. So maybe you can give us a little more color on the valuation parameters. I would imagine that comparables were taken into account, so how do you reconcile those?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Mike, thanks for the question, and I apologize if I didn’t answer the question well enough that Howard had asked previously. We looked at a very wide range of options for the company going forward. We looked at this opportunity. We looked at a go-along strategy which was our baseline plan, including partnerships, license agreements and so forth. And we looked at the impact of a financing that would likely need to be done in the near-term. Those were kind of the heads-up options that we were comparing.

In terms of comparables, yes, we looked at all of the comparables that you’ve mentioned as well as many more, and we also looked at a variety of other analyses, primarily led by our advisors at Lazard, to help us to determine whether this was an offer that should be accepted and encourage our shareholders to tender towards.

After that intensive analysis that we did, and the overview of all of the options we had going forward, this by far was the choice that our board felt compelled to pursue.

 Mike King  - Rodman & Renshaw - Analyst

 Okay. Well, maybe — I would love to see the models that they read, because mine don’t agree with theirs. The second question is, what is your — do you have any comment about the potential for FTC issues with regard to the epothilone program? And I’m not sure if you’d care to comment or be able to comment about your expectations for a second review by the FTC.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 So, good question. Thanks for that. We have thought very carefully about what the implications will be here, and our advisors are making sure that we consider that carefully. At this time, we have no reason to be especially concerned, but it is part of the process and we are making sure that we address it appropriately.

 Mike King  - Rodman & Renshaw - Analyst

 Thank you.

Operator

 Han Li of Stanford Group.

 Han Li  - Stanford Group - Analyst

 Yes, questions on the separate licensing deal on epothilone. I’m a little bit confused. Is this the separate — the $5.50 per share offer include the epothilone program, or is the epothilone separate from the acquisition offer? Is it two separate deals?

 Helen Kim  - Kosan Biosciences - President & CEO

 The $5.50 share price reflects the entire company and our assets, which includes epothilones. So the licensing agreement around epothilones was a separate agreement. If and when the acquisition is closed, then the licensing agreement would be folded into the new organization.

 Han Li  - Stanford Group - Analyst

 Okay, so the $5.50 per share included the valuation of the epothilone program.

 Helen Kim  - Kosan Biosciences - President & CEO

 Yes.

 Han Li  - Stanford Group - Analyst

 And that taking also into consideration of the $25 million initial payment and milestone of epothilone, the separate licensing deal.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 So, this is Gary. Thanks for that question as well. Just to hopefully clarify this point, the license agreement was signed and executed simultaneously with the definitive merger agreement. In fact, we will not receive the upfront payment for the license agreement unless the merger agreement is not consummated by the tender of shares from our stockholders, which we are confident will occur.

 Han Li  - Stanford Group - Analyst

 Okay. So $25 million you will get on top of the cash offer.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 No. Let me try to be as clear as possible, Han. The license agreement is effectively what I would consider a backup to our merger agreement. It is a backup for Kosan as well as for Bristol-Myers Squibb. It makes a lot of sense for both of us, but our focus here is on the merger agreement.

In the event that the merger agreement is not consummated, then the terms of the license agreement will be implemented, including the payment of the upfront.

 Han Li  - Stanford Group - Analyst

 Got it.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Does that help? Okay, thank you.

 Han Li  - Stanford Group - Analyst

 Yes, yes. A quick follow-up. On the KOS-2187, the one you licensed to Pfizer, is there any change of control?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Correct, that — all assets of the company will belong to Bristol-Myers Squibb postmerger closing, including our motilin agonist program.

 Han Li  - Stanford Group - Analyst

 I see, okay. Congratulations, and best of luck.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Thank you very much, Han.

Operator

 Derek Jellinek of FIG.

 Derek Jellinek  - FIG - Analyst

 Great, thanks again for taking my question. My question is also on the licensing agreement, Gary. I’m kind of confused myself here. It seems if the deal doesn’t go through, shareholders get more value if you retain that program and it comes to fruition, meaning Bristol-Myers coughs up $400 million in milestones; that is double what they are paying for the company as a whole. And I’m just wondering, you said that the licensing deal was signed concurrently with the merger. Were you in discussions previously for just a licensing arrangement as seen from Bristol’s point of view; why don’t I just buy the whole company and get the upside in the heat shock protein 90 family for free, pretty much?

 Helen Kim  - Kosan Biosciences - President & CEO

 Derek, this is Helen. I would not advise in looking at it from that perspective. So, first of all, our discussions with BMS started as part of our partnering efforts that were initiated when I first joined the company earlier this year and we had been in discussions around partnering on our epothilone program. So initially, there was significant interest from BMS in partnering our epothilone program.

In terms of the milestone payments, and again, I would encourage you to review our 8-K once — I think it has been filed. That the milestone payments, when we talk about the aggregate of $400 million, those dollars are allocated per product pending different situations. And it involves milestones for progress in both oncology and nononcology indications.

So I would not encourage you to look at the total of $400 million in terms of doing your valuation; that you may want to select the most probable one or two scenarios where those milestones would kick in.

 Derek Jellinek  - FIG - Analyst

 Right, okay, I understand that. But I’m just trying to gauge Bristol’s view of the HR protein 90 space in particular, because it seems likely they took you out for the epothilone program. So I know you can’t comment from what they’re thinking, but maybe hint to us as far as the tanespimycin space versus the non-tanespimycins, because your own partner, Pfizer — obviously, Mike brought out that they took out Serenex, which is a potential partner for you, but they didn’t obviously take out your program. I’m just wondering if you can comment from Bristol’s point of view what their feeling is about your lead compound.

 Helen Kim  - Kosan Biosciences - President & CEO

 So, again, I am just representing Kosan’s perspective at this point, but our discussions with BMS around our Hsp90 program has been very positive, and I think one of the — one of their attractions for the company is really around our Hsp90 program with both tanespimycin in Phase III for multiple myeloma and then the breast cancer indication, as well as the follow-on Hsp90 inhibitors. Does that answer your question?

 Derek Jellinek  - FIG - Analyst

 Yes, thanks so much.

Operator

 (OPERATOR INSTRUCTIONS) Ari Hirt, Lawrence Partners.

 Ari Hirt  - Lawrence Partners - Analyst

 Yes, hi. Thank you. Also clarifying a point on the license agreement. If the agreement or if the merger should be terminated due to a superior offer, would the license agreement still stand?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Thanks for your question; that is a good one. We should make sure we are clear on, in the event that you’ve described, the license agreement would survive. In fact, Kosan would be in a much better position to have a license agreement on good economic terms, including an upfront payment, would be very important to the company. So it would survive and would be a very positive thing for the company, in the event that we do not consummate the definitive merger agreement.

 Ari Hirt  - Lawrence Partners - Analyst

 It would be positive if the new buyer should agree to those terms.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 The agreement will be completed, so a new buyer would have to agree to those terms. We see it as being a very fair license agreement. The terms were reviewed very carefully throughout the company and compared to many comparables, and we feel comfortable this is a very good deal for Kosan.

 Ari Hirt  - Lawrence Partners - Analyst

 All right, that’s it. Thank you.

Operator

 Aaron Reames of Wachovia Capital Markets.

 Aaron Reames  - Wachovia Capital Markets - Analyst

 Congratulations on the announcement, and thanks for taking my questions. The first question that I have is I was wondering if you could provide a little bit more clarity around the IP position for Kosan compared to Bristol-Myers in regard to the epothilone field.

 Helen Kim  - Kosan Biosciences - President & CEO

 Yes. So, again, I can’t necessarily represent Bristol-Myers’ IP situation, but from Kosan’s perspective, our epothilone assets are around epothilone D, whereas BMS’s Ixempra that is currently being marketed is an epothilone B.

In terms of the our epothilone D IP estate, we have both composition of matter and other broad claims around our — in fact, all of our compounds that I mentioned during this call.

 Aaron Reames  - Wachovia Capital Markets - Analyst

 Okay. And then I guess going back to the licensing agreement, just to specifically understand when that emerged versus when the idea or agreement to merge with Bristol-Myers came up, was that put in place after the fact? And is that — should we look at that as suggesting that there might be antitrust issues, and so Bristol-Myers wanted to make sure that they at least had right to that particular asset, so they put the licensing agreement in place as a fail-safe mechanism to hedge against any potential antitrust issues?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Thank you for that question. I really would like to make sure we address that. The license agreement has no relationship to any concerns at Kosan, and I should not express opinions for Bristol-Myers, but to my knowledge, not at Bristol-Myers either regarding any FTC issues or other regulatory issues. It is an effective way for Kosan to make sure that should this not be consummated, this merger agreement not be consummated, we have a license agreement on good economic terms to support the company going forward.

So it is not our desire to ever actually use this license agreement. It is our desire and our encouragement to our shareholders to tender shares to support the material definitive agreement.

 Aaron Reames  - Wachovia Capital Markets - Analyst

 Okay, so was it basically a hedge against another acquirer coming in?

 Gary Titus  - Kosan Biosciences - SVP & CFO

 No, it was not ever intended, and I would be very clear on this point. This is not in any way intended to be what I will call a blocking mechanism of any type. These terms on this license agreement, we feel, are fair market terms negotiated very heavily. And such it, I believe, would be valuable to any other potential suitor for the company.

 Aaron Reames  - Wachovia Capital Markets - Analyst

 Okay, thank you.

Operator

 Jerry Tang of Roth Capital.

 Jerry Tang  - Roth Capital Partners - Analyst

 Hi. This question is directed to Helen. Helen, can you compare the new licensing deal with Bristol-Myers to the prior deal with Roche, because the pipeline seems advanced for several years and it’s later stage, because the economic terms doesn’t seem to improve a lot?

 Helen Kim  - Kosan Biosciences - President & CEO

 So, Jerry — so you are right that our epothilone assets have made significant progress during the last two to three years, and I can’t — as you know, I can’t speak on behalf of kind of the ex-employees here who have worked on the prior Roche licensing deal. But as you recall, the licensing deal with Roche took place when our assets were much earlier stages.

And in terms of where they are today and how the deal terms reflect the value of the epothilone suite, when we look at comparable deals, licensing agreements for compounds that are in this stage of development, we feel that the overall economic terms are fairly attractive and reflect the current state of the programs.

 Gary Titus  - Kosan Biosciences - SVP & CFO

 Jerry, if I could just jump in and add to Helen’s comments that we never fully disclosed all of the Roche terms, and as such, probably the only comparable you can really compare to here is the upfront, which is effectively the same. So perhaps that is some of the reason for the question. But if you were able to look at the rest of the terms here, the milestone package in particular, you would see that this is an enhanced offer for us.

The royalties are also similar comparable, although perhaps a little less, but this — if you compare the whole deal at the detailed level, you will see this is an improvement to where we were with Roche, and certainly fair market for where we are today.

 Jerry Tang  - Roth Capital Partners - Analyst

 All right, thank you.

Operator

 (OPERATOR INSTRUCTIONS) There are currently no more questions at this time. I will turn the call back over to management for closing remarks.

 Helen Kim  - Kosan Biosciences - President & CEO

 This is Helen again. I wanted to thank everyone for participating in today’s conference call. Members of the Kosan management team and I will be at ASCO this weekend, and we will look forward to meeting with you there for those of you who will be attending ASCO. Thank you.

 Operator

 Thank you for your participation in today’s conference. This concludes our presentation, and you may now disconnect. Have a wonderful day.

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